



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 7/15/13

September 20, 2013

Russell T. Libby
Senior Vice President and
General Counsel
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 9-20-13

Re: Sysco Corporation
Incoming letter dated July 15, 2013

Dear Mr. Libby:

This is in response to your letters dated July 15, 2013 and August 23, 2013 concerning the shareholder proposal submitted to Sysco by the International Brotherhood of Teamsters General Fund. We also have received a letter from the proponent dated August 2, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel

Enclosure

cc: Louis Malizia
Assistant Director–Capital Strategies
International Brotherhood of Teamsters
lmalizia@teamster.org

September 20, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sysco Corporation
Incoming letter dated July 15, 2013

The proposal asks the board to adopt a policy that in the event of a change of control, there shall be no acceleration of vesting of any equity award granted to any named executive officer as defined in Item 402 of Regulation S-K, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis.

There appears to be some basis for your view that Sysco may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by Sysco to approve the 2013 Long-Term Incentive Plan. You indicate that the proposal would directly conflict with Sysco's proposal. You also indicate that inclusion of the proposal and Sysco's proposal in Sysco's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Sysco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sysco relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


Good things come from
Sysco

Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077
T 281.584.1390
F 281.584.2510

sysco.com

August 23, 2013

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE: Sysco Corporation – Stockholder Proposal of the International Brotherhood of Teamsters

Ladies and Gentlemen:

On July 15, 2013, I submitted a letter (the "July 15, 2013 letter") on behalf of Sysco Corporation (the "Company") informing the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy materials for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") a stockholder proposal (the "Proposal") submitted by the International Brotherhood of Teamsters (the "Proponent"). The July 15, 2013 letter also requested the advice of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its proxy materials for the 2013 Annual Meeting.

By a letter dated August 2, 2013, the Proponent submitted a response to the July 15, 2013 letter, asserting that the relief sought in the July 15, 2013 letter should not be granted. For the reasons set forth in the July 15, 2013 letter and in this letter, the Company continues to believe that the Proposal may be excluded from the proxy materials for its 2013 Annual Meeting and that the Company's request for no-action relief should be granted.

In accordance with *Staff Legal Bulletin No. 14D*, the Company is submitting this letter via e-mail to stockholderproposals@sec.gov and is concurrently sending a copy of this correspondence via e-mail to the Proponent.

In addition, the Company hereby confirms that a Company proposal to adopt the Sysco Corporation Long-Term Incentive Plan (the "Plan") will be included in the 2013 Proxy Materials. The Plan, as proposed for stockholder approval, will contain the provision relating to acceleration of vesting and exercisability of awards set forth in the July 15, 2013 letter.

I. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(9) Because it Directly Conflicts with the Company's Own Proposal to Adopt the Company's 2013 Long-Term Incentive Plan

The Proponent argues that the Proposal should not be excluded because it includes language stating that the Proposal "should be implemented after the 2013 Annual Meeting of Stockholders so as not to violate existing contractual obligations or the terms of any benefit plan currently in effect or being voted on at the 2013 Annual Meeting of Stockholders." The Proponent asserts that the explicit reference to a plan being voted on at the 2013 Annual Meeting distinguishes the Proposal from the substantially similar proposals addressed in *McKesson Corp.* (May 1, 2013), *Starwood Hotels & Resorts Worldwide* (March 21, 2013) and *Verizon Communications* (February 8, 2013). This is a distinction without substance. The proponents in *McKesson, Starwood Hotels and Verizon* each argued that no conflict existed between the stockholder proposal and management's proposal for adoption of a new or amended equity plan because the stockholder proposal could not be implemented until after stockholder approval of the plan and the stockholder proposal explicitly stated that it is to be implemented "so as not to affect any contractual rights in existence on the date this proposal is adopted." In other words, the proponents argued that the timing of implementation of the proposal, coupled with the restriction on implementation so as not to affect contractual rights, resulted in there being no conflict between the stockholder proposal and the plan adoption proposal. The Staff did not accept this argument and should not accept the substantively identical argument made by the Proponent. The mere fact that the Proponent has added specific reference to a benefit plan being voted on at the meeting does not change the analysis. Each of the proposals, including the Proposal, (i) called for policies restricting acceleration of vesting that conflicted with change of control provisions in an equity plan to be submitted for stockholder vote at the same meeting at which the proposal was intended to be considered; (ii) could not be implemented until after the plan was approved; and (iii) contained language that would preclude implementation of the policy in the event implementation would conflict with contractual rights, including rights derived from a conflicting provision in the equity plan.

In this regard, we believe the Proponent mischaracterizes the argument of the proponents in *McKesson, Starwood Hotels* and *Verizon* when it states "the proponents explained to the Staff" that it was the proponents' "intention" that the companies first adopt the new plans and then consider the stockholder proposal to limit acceleration of equity awards in connection with change of control, but the language in their proposals "did not make explicit this intention." The Proponent seeks to distinguish the Proposal by stating that it "added new language . . . to make explicit the Proponent's intention." However, the proponents' arguments had nothing to do with intent; indeed the words "intent" or "intention" do not appear in their arguments addressing the issue. Instead, as noted above, the proponents made essentially the same timing of implementation argument as the Proponent now makes.

We believe that the Proponent itself expressed the fundamental principle supporting rejection of its timing of implementation argument. On page 4 of its letter, the Proponent states: "In the end, shareholders are voting on a policy matter." We agree. The policy matter that stockholders are voting on is whether there should be a prohibition on acceleration of vesting of any equity award granted to a named executive officer in connection with a change in control (subject to a limited exception for pro-rata vesting). As stated in the July 15, 2013 letter, it is the restraint on vesting, not the timing of the Proposal's implementation, that is the crux of the Proposal, and the restraint on vesting, as a policy matter, clearly conflicts with the Company's proposal calling for stockholder approval of the Plan, which contains a provision expressly requiring such vesting. Inclusion of both the Company's proposal and the Proposal in the proxy materials for the 2013 Annual Meeting would, therefore, present alternative and conflicting decisions for stockholders and would create the potential for inconsistent and ambiguous results.

Finally, the Proponent appears to take issue with our statement that "a reader of the supporting statement would readily conclude that the policy goals promoted by the Proponent are simply inconsistent with the change in control acceleration provisions contained in the Plan, regardless of the timing of implementation of the policy." The Proponent argues that if "timing did not matter, the Company's argument that the Proposal conflicts with its policy would be frozen in time, and the Proponent could never file the Proposal, whose request will always be at odds with the Company's current policy." This argument evidences an apparent misunderstanding of the operation of Rule 14a-8(i)(9). The fact that a stockholder proposal promotes a policy that conflicts with a company's existing compensation policies or practices would not, by itself, enable exclusion of the proposal under Rule 14a-8(i)(9). Rather, it is the fact that, as is the case here, the proposal is in direct conflict with a company proposal that will be submitted to stockholders at the same meeting that triggers the Rule 14a-8(i)(9) exclusion.

For the foregoing reasons, as well as those addressed in the July 15, 2013 letter, we believe that the Proposal may be excluded from the proxy materials for the 2013 Annual Meeting under Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's proposal to be submitted to stockholders at the 2013 Annual Meeting.

II. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because it is Impermissibly Vague and Indefinite so as to be Inherently Misleading

The Proponent's arguments fail to address the Company's fundamental arguments supporting exclusion under Rule 14a-8(i)(3). The fact that the Proponent determined to replace the terms "senior executive" with "named executive officer" is irrelevant to the issue of whether the Proposal is vague and indefinite; the term "named executive officer," in the context of the Proposal and the Proponent's supporting statement, would be vague and indefinite regardless of the evolution of its inclusion in the Proposal. Moreover, the Proponent mischaracterizes the Company's argument, stating that "Sysco claims confusion about which employees would be covered by the policy." As indicated in the July 15, 2013 letter, the Company is not confused as to which employees would be covered; rather, because the Proposal and the Proponent's supporting statement fail to adequately disclose to the stockholders who would constitute a "named executive officer," it is the stockholders who would be confused. As noted in the July 15 letter, there are several situations where the application of the definition of "named executive officer" would lead to results that would be counterintuitive to a stockholder. Contrary to the Proponent's assertions, these are not merely situations "where one employee slips into or out of the group of named executive officers." For example, we believe a stockholder would be very surprised to learn that the policy would not cover equity awards to <u>any</u> newly appointed executive officer, including a newly appointed chief executive officer or chief financial officer.

The July 15, 2013 letter provided citations to no-action letters where the Staff permitted exclusion of proposals requesting that a company adopt a particular definition or set of guidelines from an external source when the proposal or supporting statement failed to describe the substantive provisions of the referenced definition or set of guidelines. The fact that the Proposal references a definition in a Commission regulation should not lead to a different result. As noted in the July 15, 2013 letter and above, the meaning of "named executive officer" is not intuitive. Absent some explanation of the application of the term, a stockholder simply will not be made aware of situations where persons might be included or excluded from the scope of the Proposal in a manner that likely will not be anticipated.

Indeed, in a different context, the inadequacy of a mere reference to the defined term, "named executive officer" was acknowledged by the Commission in adopting amendments to Item 5.02 of Form 8-K in 2006. Uncertainty concerning the application of the term, "named executive officer" led the Commission to include Instruction 4 to Item 5.02 of Form 8-K, which sets forth the meaning of the term "named executive officer" in the context of Item 5.02 disclosures. The Commission stated that this instruction was added in response to a commenter who noted that "greater clarity is needed to determine how the standard should be applied for current Form 8-K reporting throughout the year." See *Executive Compensation and Related Person Disclosure*, Release No. 33-8732A (August 29, 2006), text accompanying notes 383 and 384.

In sum, the application of the term "named executive officer," is not obvious and, in the absence of any explanation of the meaning of the term in the Proposal or the Proponent's supporting statement, its application can lead to results that a stockholder likely would consider anomalous. Despite the Proponent's assertion that it replaced the term "senior executive" with "named executive officer" to "remove any uncertainty," we believe the Proponent's use of the term, in the context of the Proposal and the Proponent's supporting statement, would have the opposite effect.

For the foregoing reasons, as well as those set forth in the July 15, 2013 letter, we believe that the Proposal may be excluded from the proxy materials for the 2013 Annual Meeting under Rule 14a-8(i)(3) because it is vague and indefinite so as to be inherently misleading.

III. Conclusion

For the foregoing reasons as well as the reasons set forth in the July 15, 2013 letter, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its proxy materials for the 2013 Annual Meeting.

If you have any questions or require any additional information, please call me at 281-584-4154, or Alan Singer of Morgan, Lewis & Bockius LLP at 215-963-5224.

Sincerely,



Russell T. Libby
Senior Vice President and General Counsel

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001


INTERNATIONAL BROTHERHOOD OF TEAMSTERS

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

August 2, 2013

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Sysco Corporation by the International Brotherhood of Teamsters General Fund

Ladies and Gentlemen,

By letter dated July 15, 2013, Sysco Corporation ("Sysco" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Sysco omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the International Brotherhood of Teamsters General Fund (the "Proponent").

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response will be emailed and sent by regular mail to Sysco.

The Proposal requests that Sysco adopt a policy that the Company will not automatically accelerate the vesting of equity awards in the event of a change in control, and instead allow equity to vest on a partial or pro rata basis.

Sysco claims that it may exclude the Proposal in reliance on (i) Rule 14a-8(i)(9) because it directly conflicts with a management proposal and (ii) Rule 14a-8(i)(3) because it is materially false and misleading. The Proponent disputes Sysco's arguments for reasons explained below.

(i) The Proposal does not conflict with the management proposal

The Proposal explicitly states its consideration by the board would come *after* the annual meeting, where the management proposal on the Company's 2013 Long-Term Incentive Plan ("LTIP") will be proposed. The last sentence of the resolved clause reads, "This policy should be implemented after the 2013 annual meeting of shareholders so as not to violate existing contractual obligations or the terms or any compensation or benefit plan currently in effect or being voted on at the 2013 annual shareholders meeting." The Company accuses the Proponent of making "an obvious attempt to circumvent the provisions of Rule 14a-8(i)(9)" by including such language. Working within the bounds of the rule's basis for exclusion, however is not circumvention—it is compliance.

As the Company notes, several companies submitted requests to the Staff for no action relief this year after receiving nearly identical proposals, including *McKesson Corporation* (May 1, 2013), *Starwood Hotels & Resorts Worldwide, Inc.* (March 21, 2013) and *Verizon Communications Inc.* (Feb. 8, 2013). In each of these instances, the proponents explained to the Staff that the intention was for the companies to first adopt their new incentive plans, if approved by shareholders at the annual meeting, and second to consider the shareholder proposal to limit the acceleration of equity awards during a change in control. Notwithstanding the explanations given in response to the requests for no action relief, admittedly the language in the proposals did not make explicit this intention on timing. The Staff permitted the companies to omit the proposals on the grounds that the shareholder proposals could conflict with the management proposals on new incentive plans. In response to these Staff decisions and to ensure the Proposal stands on its own without need for additional explanation, the Proponent added new language in time for the filing at Sysco to make explicit the Proponent's intention to avoid conflict with a management proposal.

The Company's argument in the last paragraph of page four of its letter that the timing of the implementation of the Proposal is not critical is incomprehensible. If timing did not matter, the Company's argument that the Proposal conflicts with its policy would be frozen in time and the Proponent could never file the Proposal, whose request will always be at odds with the Company's current policy. The proposal is a reaction to company policies that allow for automatic acceleration of equity vesting during a change in control. What is already in place in every instance where the proposal is filed is a company policy that is different than what's being proposed. The Proposal seeks to address one discrete aspect within a large incentive plan. Sysco does not need to return to the drawing board to redesign its LTIP should shareholders vote in strong support for the stockholder Proposal. The Proposal is forward looking and simply asks the Company to consider the policy after shareholders vote on all the other items on the ballot, including a possible management proposal to approve the LTIP. This is the same process at play when similar proposals are filed at companies that are not submitting an incentive plan to a shareholder vote at the same meeting. The purpose of the Proposal is to improve upon the Company's existing LTIP.

(ii) **Named Executive Officer is not a vague or misleading term**

Another trend among companies seeking no action relief from proposals on limiting accelerated vesting this year has been to argue that the term "senior executive" is vague and misleading because it offers no concrete definition for which employees are covered by the proposals. For example, see *McKesson Corporation* (May 1, 2013) and *Starwood Hotels & Resorts Worldwide, Inc.* (March 21, 2013). The answer to the question of which employees are covered is a simple one: any employee that would receive accelerated vesting of equity in a change in control scenario would be covered by the policy. None of the companies targeted for these proposals had policies that varied according to recipient. The terms guiding the acceleration of equity are defined in the incentives plans and presumably anyone participating in such a plan would be subject to the same rules.

Although the Staff did not concur with McKesson Corporation or Starwood Hotels & Resorts Worldwide, Inc. that argued the term "senior executive" is vague and misleading, the Proponent chose to replace the term "senior executive" with "named executive officer" in this Proposal to remove any uncertainty. Despite the clarity of the description, Sysco claims confusion about which employees would be covered by the policy. The Company writes, "the mere reference to the source of the definition is not sufficient to cure the vague and indefinite nature of the term named executive officer." On the contrary, the sole purpose of defining a term is to remove its indefinite nature. This is especially true in this instance where the referenced definition comes from the Securities and Exchange Commission, which regulates the entire process under which we are engaged in this debate. If such a well-defined and commonly used term like "named executive officer" raises confusion, it is difficult to believe the perfect words exist to describe senior executives, short of identifying them by name.

In the end, shareholders are voting on a policy matter. Whether one employee slips into or out of the group of named executive officers in a particular year is beside the point. The Proposal allows shareholders to weigh in on whether equity awards should automatically accelerate in a change in control. It is the Company's role is to decide how best to implement a policy change and how to treat unique cases.

For the foregoing reasons, the Proponent believes that the relief sought in Sysco's no action letter should not be granted. If you have any questions, please feel free to contact Louis Malizia, Assistant Director-Capital Strategies Department, (202) 624-6930 or lmalizia@teamster.org .

Sincerely,



Ken Hall
General Secretary-Treasurer

KH/lm
cc: Russell T. Libby
Senior Vice President and General Counsel
Sysco Corporation


Good things come from
Sysco

Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

sysco.com

July 15, 2013

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE: Sysco Corporation – Stockholder Proposal of the International Brotherhood of Teamsters

Ladies and Gentlemen:

I am writing on behalf of Sysco Corporation, a Delaware corporation (the "Company") to inform you that the Company intends to omit from its proxy materials for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") a stockholder proposal (the "Proposal") submitted by the International Brotherhood of Teamsters (the "Proponent"). For the reasons set forth below, the Company is requesting advice of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal from its proxy materials for the 2013 Annual Meeting in reliance on Rule 14a-8(i).

In accordance with Rule 14a-8(i), the Company is submitting this letter to the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file definitive proxy materials relating to the 2013 Annual Meeting, and is concurrently sending a copy of this correspondence to the Proponent.

In addition, pursuant to Rule 14a-8(k) and Section E of *Staff Legal Bulletin No. 14D* (November 7, 2008), the Company requests that the Proponent copy the undersigned on any correspondence it may choose to submit to the Staff in response to this submission.

I. The Proposal

The Proposal reads as follows:

> RESOLVED: The shareholders ask the Board of Directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer (as defined in Item 402 under Regulations (sic) S-K) provided, however, that the board's Compensation

> Committee (the "Committee") may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the executive's termination, with such qualifications for an award as the Committee may determine.
>
> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This policy should be implemented after the 2013 annual meeting of shareholders so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect or being voted on at the 2013 annual shareholders meeting.

A copy of the Proposal, the Proponent's statement in support of the Proposal and related correspondence is attached to this letter as Exhibit A.

II. Basis for Exclusion

The Company believes that the Proposal may be omitted from the proxy materials for the 2013 Annual Meeting because (i) the Proposal directly conflicts with the Company's own proposal to adopt the 2013 Long-Term Incentive Plan and (ii) the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

III. Discussion

A. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(9) Because it Directly Conflicts with the Company's Own Proposal to Adopt the Company's 2013 Long-Term Incentive Plan.

Rule 14a-8(i)(9) permits a company to exclude a stockholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope of focus" in order for this exclusion to be available. Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

The Company is proposing to adopt the Sysco Corporation 2013 Long-Term Incentive Plan (the "Plan"), which will provide for, among other things, equity-based awards. If the proposed Plan is approved by the Company's Board of Directors, the Company will submit the Plan to its stockholders for approval at the 2013 Annual Meeting. The Company will confirm in a supplemental letter to the Staff no later than August 30, 2013 that a proposal seeking stockholder approval of the Plan, including the provision described below, will be included as a Company-sponsored proposal in the Company's proxy materials for the 2013 Annual Meeting.

The Plan will include the following provision relating to acceleration of vesting and exercisability of awards following a change in control of the Company:

> Unless otherwise set forth in an Award Agreement, if (x) a Change of Control occurs and (y) during the period commencing on the date that is 12 months prior to the occurrence of the Change of Control and ending on the date that is 24 months following the Change of Control, the Grantee's employment with the Company or a Subsidiary is terminated (i) by the Company or a Subsidiary without Cause, (ii) by the Grantee for Good Reason, (iii) by the Company or a Subsidiary on account of the Grantee's Disability or (iv) on account of the Grantee's death, then all outstanding Options and SARs shall vest and become exercisable and all other outstanding Equity Awards shall vest and all restrictions pertaining to such other Awards shall lapse and have no further effect. For purposes of this paragraph, any Equity Award that vests based on the attainment of Performance Goals shall vest assuming that the Performance Goals were attained at the target level of performance for the applicable performance period. To the extent the termination of employment for one of the above-specified reasons occurs prior to the occurrence of the Change of Control, the unvested portion of the applicable Award will be suspended and no vesting shall occur unless and until a Change of Control occurs during the 12 month period following the termination of employment. If a Change of Control does not occur during the 12 month period following the termination of employment, the unvested portion of the applicable Equity Award will be forfeited automatically on the date that is 12 months following the termination of employment.

The Company believes the Proposal, which would prohibit accelerated vesting of equity awards granted to named executive officers in the event of a change in control (subject to a limited exception for pro rata vesting), directly conflicts with the above-referenced provision of the Plan, which would expressly provide for full, accelerated vesting and, if applicable, payment at target level with respect to an equity award in the event of a specified event of termination in connection with a change of control.

The Staff has consistently permitted the exclusion of stockholder proposals under Rule 14a-8(i)(9) where stockholders voting on both the stockholder proposal and a company-sponsored proposal would be facing alternative and conflicting decisions. See, e.g., *Abercrombie & Fitch Co.* (May 2, 2005) (permitting exclusion of a proposal that stock options be performance-based where it conflicted with the terms and conditions of the company's proposal to adopt a stock option plan providing for time-based options); *AOL Time Warner Inc.* (March 3, 2003) (permitting exclusion of a proposal prohibiting issuance of additional stock options to senior executives where it conflicted with the terms and conditions of the company's proposal to approve a stock option plan that would permit granting of stock options to all employees); and *First Niagara Financial Group, Inc.* (March 7, 2002) (permitting exclusion of a proposal to replace stock option grants with cash bonuses where it conflicted with the terms and conditions of the company's proposal to adopt a new stock option plan).

More recently, the Staff permitted the exclusion of stockholder proposals similar to the Proposal where the company was seeking stockholder approval of a plan including a change in control vesting provision that conflicted with the terms of the stockholder proposal. See, e.g., *Verizon Communications Inc.* (February 8, 2013) (company proposal for stockholder approval of amended and restated long-term incentive plan that expressly provided for accelerated vesting and payment at the targeted award level if a specified termination event occurred within 12 months following a change in control); *Southwestern Energy Co.* (March 7, 2013) (company proposal for stockholder approval of a plan providing that upon the occurrence of a change in control, outstanding awards subject to vesting will become fully and immediately vested); *McKesson Corp.* (May 1, 2013) (company proposal for stockholder approval of plan permitting the grant of awards that provide for full vesting in the event of a qualifying termination of service that occurs in connection with a change in control); and *Medtronic, Inc.* (June 25, 2013) (company proposal for stockholder approval of a plan providing that upon a change in control, outstanding options and stock appreciation rights will become fully vested and exercisable, to the extent a replacement award meeting specified requirements is not provided to the participant).

While there are two substantive differences between the Proposal and the stockholder proposals addressed in the no-action letters cited in the previous paragraph, we do not believe these differences diminish the precedential weight of the cited letters. The Proposal addresses equity awards granted to any "named executive officer," while the proposals addressed in the no-action letters cited above address equity awards granted to any "senior executive." Nevertheless, as was the case with respect to the stockholder proposals addressed in the no-action letters cited in the previous paragraph, the Proposal would prohibit accelerated vesting in connection with a change in control (subject to a limited exception for pro rata vesting) under circumstances where the Plan would permit such vesting.

The other difference between the Proposal and the proposals addressed in the no-action letters cited in the second previous paragraph is the inclusion, in the Proposal, of the following language: "This policy should be implemented after the 2013 annual meeting of stockholders so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect or being voted on at the 2013 annual stockholders meeting." This language is an obvious attempt to circumvent the provisions of Rule 14a-8(i)(9), and should not influence the Staff's analysis. The plain fact is that the Proposal promotes a policy initiative designed to prohibit acceleration of vesting in connection with a change in control (subject to a limited exception for pro rata vesting). It is the restraint on vesting, not the timing of the Proposal's implementation, that is the crux of the Proposal. Because, as a policy matter, the Proposal seeks adoption of a policy that places restraints on accelerated vesting of grants to named executive officers in connection with a change in control, the Proposal clearly conflicts with the Company's proposal calling for stockholder approval of the Plan, which contains a provision expressly requiring such vesting. Indeed, there is nothing in the Proponent's supporting statement addressing the Proposal's peculiar timing mechanism at all; instead, the Proponent simply advocates a policy that conflicts with the relevant Plan provisions. The Company believes that a reader of the supporting statement would readily conclude that the policy goals promoted by the Proponent are simply inconsistent with the change in control acceleration provisions contained in the Plan, regardless of the timing of implementation of the policy.

Moreover, the Staff previously has rejected arguments against exclusion of similar proposals based on the timing of implementation. In *McKesson Corp., supra*, the stockholder proponent argued that there was no conflict between the proposed stock plan and the stockholder proposal because, if the proposal for adoption of the company plan were approved by stockholders, the contractual rights of future grantees would be fixed, while the policy suggested in the proposal would be developed after the meeting. Similarly, in *Starwood Hotels & Resorts Worldwide* (March 21, 2013), the stockholder proponent argued that its proposal did not conflict with the company's proposed long-term incentive plan because the stockholder proposal constituted "a suggestion for the board to weigh after the 2013 annual meeting," and, therefore, the effective date of the proposed policy would be subsequent to the effective date of the company plan submitted for stockholder approval. The Staff rejected both of these arguments, as it granted no-action relief in both instances, and such an argument should not influence the Staff's determination in this instance. As demonstrated by the no-action letters cited above, the Staff has consistently indicated that a stockholder proposal may be excluded under Rule 14a-8(i)(9) where stockholders voting on the stockholder proposal and the company proposal would appear to be facing conflicting and alternative decisions. That is the case here, as the Company believes that the Proposal is in direct conflict with the terms and provisions of the Plan.

For the foregoing reasons, we believe that the Proposal may be excluded from the proxy materials for the 2013 Annual Meeting under Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's proposal to be submitted to stockholders at the 2013 Annual Meeting.

B. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because it is Impermissibly Vague and Indefinite so as to be Inherently Misleading.

The Proposal is written in a manner that makes its meaning substantially unclear and susceptible to multiple interpretations. The Staff has stated that vague and indefinite stockholder proposals may be excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004). In addition, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by stockholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Company believes the Proposal is vague and indefinite because the policy applies to awards granted to any "named executive officer." Although the proposal states that the term "named executive officer" is "as defined in Item 402 under Regulations (sic) S-K," the mere reference to the source of the definition is not sufficient to cure the vague and indefinite nature of the term "named executive officer," and a stockholder certainly will not be able to determine which persons would be subject to the policy from the language in the Proposal or the Proponent's supporting statement. The Staff previously has permitted companies to exclude proposals requesting that the company adopt a particular definition or set of guidelines from an external source when the proposal or supporting statement failed to describe the substantive provisions of the referenced definition or set of guidelines. See, for example, *Johnson & Johnson* (February 7, 2003) (permitting exclusion of a proposal requesting a report containing information regarding the company's "progress concerning the Glass Ceiling Commission's business recommendations"); *AT&T Inc.* (February 16, 2010) (permitting exclusion of a proposal requesting a report containing information about the company's political contributions and expenditures, including "[p]ayments ... used for grassroots lobbying communications as defined in 26 CFR §56.4911-2"); *The Boeing Company* (February 10, 2004) (permitting exclusion of a proposal requesting a bylaw amendment requiring an independent director, as defined by the 2003 Council of Institutional Investors definition, to serve as chairman); and *Kohl's Corp.* (March 13, 2001) (permitting exclusion of a proposal requesting implementation of "the SA8000 Social Accountability Standards" from the Council of Economic Priorities).

The Proposal fails to adequately disclose to the stockholders who would constitute a "named executive officer" as it provides no information to enable a stockholder to understand the meaning of the term and, therefore, what he or she is voting on. As a result, actions taken by the Company if the Proposal were implemented could be significantly different from actions envisioned by stockholders in voting on the Proposal. For example, consider the following situations for a company whose fiscal year is the calendar year:

1. A grant is made in 2013 to a person who was not an executive officer during 2012, but who became the company's principal executive officer or principal financial officer during 2013.

2. A grant is made in 2013 to a person who was not, during 2012, the company's principal executive officer or principal financial officer, or one of the three other most highly compensated executive officers, but who will be among the three most highly compensated executive officers other than the principal executive officer or principal financial officer during 2013.

3. A grant is made in 2013 to a person who is a named executive officer, as defined in Item 402 of Regulation S-K, because the person was among the company's three most highly compensated executive officers, other than the principal executive officer or principal financial officer, during 2012, but who will not be the company's principal executive officer or principal financial officer, or one of the three other most highly compensated executive officers, during 2013.

Based upon the definition of "named executive officer" in Item 402 of Regulation S-K, the persons described in paragraphs 1 and 2 above are not "named executive officers," but the person described in paragraph 3 is. We believe that many, if not most, stockholders would assume that the opposite would be the case under the Proposal. The Proposal's reference to the definition of the term "named executive officer" in Item 402 of Regulation S-K, without more, does not enable a stockholder to understand which persons would be subject to the requested policy. Because the definition is meant to address a central aspect of the Proposal in terms of identifying those persons to whom the proposed policy must apply, the reference to the external definition renders the Proposal vague and indefinite so that a stockholder would not be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

We do not believe that the Proponent should be permitted to revise the Proposal to address the vague and indefinite definition referenced herein. As the Staff noted in *Staff Legal Bulletin No. 14* (July 13, 2001), there is no provision in Rule 14a-8 that permits a stockholder to revise a proposal and supporting statement. While the Company recognizes that the Staff sometimes permits stockholders to make minor revisions to proposals in order to eliminate false and misleading statements, the Staff's intent to limit this practice to minor defects was evidenced by its statement that "we may find it appropriate for companies to exclude the entire proposal, supporting statement or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it in compliance with the proxy rules." *Staff Legal Bulletin No. 14B*. Given the vague and indefinite nature of the reference to "named executive officer" in the Proposal, and the complex revisions necessary to provide clarity to stockholders with respect to the meaning of the term, we believe that the Staff should disregard any request of the Proponent to revise the Proposal to attempt to bring it into compliance with the Commission's proxy rules.

For the reasons set forth above, we believe that the Proposal may be excluded from the proxy materials for the 2013 Annual Meeting under Rule 14a-8(i)(3) because it is vague and indefinite so as to be inherently misleading.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its proxy materials for the 2013 Annual Meeting.

If you have any questions or require any additional information, please call me at 281-584-4154, or Alan Singer of Morgan, Lewis & Bockius LLP at 215-963-5224.

Sincerely,



Russell T. Libby
Senior Vice President and General Counsel

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001


INTERNATIONAL BROTHERHOOD OF TEAMSTERS

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

May 24, 2013

BY FACSIMILE: 281-584-2721
BY UPS GROUND

Russell T. Libby, Esq.
Senior Vice President, General Counsel
& Corporate Secretary
Sysco Corporation
1390 Encave Parkway
Houston, TX 77077-2099

Dear Mr. Libby:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2013 Annual Meeting.

The General Fund has owned 280 shares of Sysco Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department at 202-624-6930.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/lm
Enclosures

RESOLVED: The shareholders ask the Board of Directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer (as defined in Item 402 under Regulations S-K) provided, however, that the board's Compensation Committee (the "Committee") may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This policy should be implemented after the 2013 annual meeting of shareholders so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect or being voted on at the 2013 annual shareholders meeting.

SUPPORTING STATEMENT: Sysco Corporation ("Sysco" or the "Company") allows executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at Sysco may permit windfall awards that have nothing to do with an executive's performance.

According to last year's proxy statement, a change in control on June 30, 2012, could have accelerated the vesting of more than $15.8 million worth of equity awards to the Company's five named executive officers, with William J. DeLaney, President and CEO, entitled to $6.8 million out of a total personal severance package worth $17.7 million if his employment is terminated without cause or $6.8 million out of a total personal severance package worth $10.3 without termination.

The Company uses a "single trigger" mechanism to determine eligibility for accelerated vesting, which means the executives are entitled to the awards in a change in control situation whether or not their employment is terminated.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Committee.

Other major corporations, including: Apple, Chevron, Dell, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

We urge you to vote FOR this proposal.



May 24, 2013

Mr. Russell T. Libby
General Counsel & Corporate Secretary
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077-2099

RE: Sysco Corporation - Cusip # 871829107

Dear Mr. Libby:

Amalgamated Bank is the record owner of 280 shares of common stock (the "Shares") of Sysco Corporation, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The International Brotherhood of Teamsters General Fund has held the Shares continuously since 9/14/2006 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212)895-4973.

Very truly yours,

Jerry Marchese
Vice President

CC: Louis Malizia